EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
TEXAS INDUSTRIES, INC. AND SUBSIBIARIES

	Three Months ended
	August 31,	August 31,		Year Ended May 31,
In Thousands except ratios	2013	2012	2013	2012	2011	2010	2009
Earnings
Income (loss) from continuing operations before income taxes and changes in accounting principles	$599	$(7,533)	$(24,260)	$287	$(113,349)	$(71,130)	$(44,973)
Fixed charges	18,726	18,183	73,905	72,724	70,770	57,544	54,040
Amortization of capitalized interest	1,684	578	2,314	2,314	2,314	2,314	2,314
Less: Interest capitalized	—	(9,310)	(36,535)	(33,685)	(18,694)	—	(14,394)
Adjusted earnings (loss)	$21,009	$1,918	$15,424	$41,640	$(58,959)	$(11,272)	$(3,013)

Fixed charges
Interest expense	$16,849	$7,261	$30,744	$32,587	$43,975	$45,434	$28,418
Interest capitalized	—	9,310	36,535	33,685	18,694	—	14,394
Net amortization of debt discount, premium and issuance expense	522	517	2,063	2,248	3,608	6,807	4,868
Interest portion of rent expense	1,356	1,095	4,563	4,204	4,493	5,303	6,360
Total fixed charges	$18,727	$18,183	$73,905	$72,724	$70,770	$57,544	$54,040

Ratio of earnings to fixed charges	1.12	0.11	0.21	0.57	—	—	—

Deficiency of earnings to cover fixed charges	$—	$16,265	$58,481	$31,084	$129,729	$68,816	$57,053